Exhibit 21.1

Organization and Power; Subsidiaries and Investments

Name of Subsidiary	Type of Entity	Purpose of Entity	Jurisdiction	In Good Standing?	Authorized to do business as a foreign entity? If so, in good standing in foreign entity state?
Ampio Pharmaceuticals, Inc.	C Corporation	Development-stage pharmaceutical company (Parent).	Delaware	Yes	Not registered to do business as a foreign entity in Colorado; effective registered trade name in Colorado
Ampio Acquisition, Inc.	C Corporation	Merger subsidiary for DMI BioSciences, Inc. merger with Ampio.	Colorado	Yes	No
DMI Acquisition Corp.	C Corporation	Surviving merger subsidiary in Chay merger with DMI Life Sciences, Inc.	Delaware	No; need to file annual report and pay franchise tax	Yes; in good standing in Colorado
Ampio Pharmaceutical Technologies, Inc.	C Corporation	Formerly DMI Life Sciences, Inc., which merged with Chay Enterprises’ merger subsidiary before Chay became Ampio.	Delaware	Yes	No